1660 Wynkoop Street, Suite 1000
Denver, Colorado 80202-1132
Phone: (303) 575-6502
Fax: (303) 595-9385
Email: swenger@royalgold.com
www.royalgold.com
Via EDGAR & Federal Express
June 7, 2010
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-4628
Attn:	Mark Wojciechowski
Division of Corporation Finance
Jennifer O’Brien
Division of Corporation Finance

Re:	Royal Gold, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2009
Filed August 21, 2009
File No. 001-13357

Response Letter Dated February 19, 2010
File No. 001-13357

Response Letter Dated April 23, 2010
File No. 001-13357

Telephonic Conference Call Dated June 1, 2010
Dear Mr. Wojciechowski and Ms. O’Brien:
     On behalf of Royal Gold, Inc. (“Royal Gold” or the “Company”), and in response to the Securities and Exchange Commission (the “Commission”) staff’s April 6, 2010 comment letter addressed to me, Chief Financial Officer and Treasurer of the Company (the “Comment Letter”) and the telephonic discussion amongst each of you, Mr. Paul Libner, Controller of the Company, me and others, held on June 1, 2010 (the “Telephonic Discussion”), Royal Gold responds below to the staff’s comments regarding Royal Gold’s accounting method with respect to its royalty interest in the Robinson mine

United States Securities and Exchange Commission
June 7, 2010

operated by Quadra Mining Ltd. (“Quadra”). Reference is also made to Royal Gold’s Response Letters to the Commission dated February 19, 2010 (the “February Response Letter”) and April 23, 2010 (the “April Response Letter”). The responses provided herein are based on discussions with, and information furnished by, Royal Gold and its advisors.
     Royal Gold believes the responses below are fully responsive to the Comment Letter and the Telephonic Discussion.
Form 10-K for Fiscal Year Ended June 30, 2009
Note 1. Operations, Summary of Significant Accounting Policies and Recently Issued Accounting Pronouncements, page 70
Royalty Revenue, page 71
1.	Comment: We note your statement in response to prior comment two that “When there are significant commodity price fluctuations between the provisional and final settlement payments for copper, and to a lesser extent, gold and silver, royalty revenue recognized by the Company for the Robinson royalty will be positively or negatively impacted.” Given that the amount of revenue you recognize, and the associated receivable, continues to fluctuate with movements in the price of the underlying commodities until final settlement by Quadra, please explain in further detail why you believe your royalty agreement does not contain an embedded derivative. We note your statement in response to prior comment two that “As the Robinson royalty is a passive investment that is formulaic in nature (as noted above), the Company concluded that there was no embedded derivative to be bifurcated . . . ,” however, you have not provided reasoning that supports your position.
The above comment was provided by the staff as further follow-up to comment two in the Commission’s comment letter dated January 29, 2010 (the “January Comment Letter”). In the January Comment Letter, the staff indicated that the Company should consider Section VII of the minutes from the SEC Regulations Committee, Joint Meeting with SEC Staff, dated September 25, 2002 (the “SEC Meeting Minutes”) and specifically respond as to how Royal Gold’s receivable associated with its revenue from the Robinson royalty is not an embedded derivative. The Section VII of the SEC Meeting Minutes is repeated below:
FORWARD VERSUS SPOT PRICES FOR VALUING EMBEDDED FORWARDS IN RECEIVABLES ARISING FROM PRECIOUS METAL CONTRACTS

“Apparently some mining companies have been using the spot price on the date of delivery of raw metals to processors to recognize revenue for provisionally-priced metals contracts. The final contract price is the spot price at a date representing

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June 7, 2010

the date on which refining/smelting is expected to be completed (such that the processor is not subject to price risk during that time). These mining companies would then reflect the change in the spot price until final settlement as an adjustment of the forward contract embedded in the receivable with the other side of the adjustment flowing through income. The SEC staff stated that the embedded forward should be bifurcated from the receivable host and that under SFAS 133 the appropriate price for valuing the forward is the forward rather than the spot price. Accordingly, revenue is recognized upon delivery based on the forward price for the expected settlement date, with fluctuations from the delivery date being reflected as derivative gains and losses.
We further note that the staff indicated that embedded derivative accounting for this type of arrangement is common in the mining industry. Royal Gold has considered the staff’s comments and Section VII of the SEC Meeting Minutes, but does not believe they are applicable to the Company’s Robinson royalty because (a) Royal Gold’s royalty contract with Quadra does not have a specific underlying that is based on commodity price and is not directly based on indexation to a commodity price and (b) Royal Gold does not believe there is a contractual basis for Royal Gold to record an asset or liability under SFAS 133 (ASC 815) for future net upward or downward movements in commodity price at the time it records a receivable from Quadra. Royal Gold provides the following background on its business and the Robinson royalty, as well as examines each of these points in determining that the Robinson royalty arrangement does not result in an embedded derivative and that Section VII of the SEC Meeting Minutes is inapplicable to the Robinson royalty agreement.
Royal Gold’s Business
Royal Gold is engaged in the business of acquiring and managing royalties on precious metals properties. A royalty is the right to receive a percentage or other denomination of mineral production from a resource extraction operation. Royalties are passive (non-operating) interests in mining projects that provide the right to revenue or production from the project after deducting specified costs, if any. Royal Gold seeks to acquire existing royalties or to finance mining projects that are in production or in development stage in exchange for royalty interests.
As a royalty company, Royal Gold is not, and should not be compared to, a mining company. Royal Gold does not conduct mining operations nor does it have operational decision making abilities (i.e. entering into contracts with a smelter or refinery) regarding the properties in which it holds royalty interests. For example, Section VII of the SEC Meeting Minutes references arrangements between mining companies and processors whereby the mining company is able to recognize revenue for provisionally priced metals, with a final contract price at a date representing the date on which refining/smelting is expected to be completed. Unlike a mining company, Royal Gold does not enter into contracts with smelters that provide for provisional pricing, with final price adjustments. For example, a mining company enters into smelting contracts that

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have settlement terms, providing for provisional pricing and final pricing at a later date, for example 3, 4, 5 or some other number of months after the month of arrival (known as “MAMA term” for “months after month of arrival.”) These contracts are indexed to commodity prices based on the provisional pricing date and the final pricing date. In contrast, as a passive royalty interest holder, Royal Gold’s royalty contracts do not include settlement or MAMA terms. Instead, royalty contracts only provide for a percentage of the revenue from the sale of minerals extracted from mining projects, without indexation to commodity price. An accounting method for a refining/smelting contract that may be a mining industry custom for smelting arrangements should not, in Royal Gold’s view, be applied to Royal Gold’s royalty contracts.
Robinson Royalty Contract
As discussed in the February Response Letter and April Response Letter, as well as the Telephonic Discussion, Royal Gold holds a 3.0% net smelter return (“NSR”) royalty on the Robinson mine, operated by Quadra. The 3.0% NSR royalty is defined in the royalty agreement as 3.0% of “...the Gross Value received by Quadra or its successors or assigns from the sale or other disposition of Minerals...with respect to such Minerals after the Minerals have (i) left the primary process facility on or near the Robinson property, and (ii) reached the concentrate stage...” “Gross Value” is defined within the royalty agreement as “the revenue actually received by Quadra or its successors or assigns from the sale or disposition of Minerals, including all revenues received in the form of credits made by the smelter or refiner...” “[C]redits” referred to in the definition of “Gross Value” typically refer to both volume and price adjustments that Quadra makes with its smelters pursuant to Quadra’s various smelting contracts.
Royal Gold’s 3.0% royalty at Robinson is formulaic in nature. Royal Gold receives 3.0% of the monthly revenue received by Quadra from the sale of “Minerals,” as defined in the royalty agreement. Quadra, in calculating its revenue, is permitted to take into account credits, consisting primarily of certain assay and price adjustments, for previous month’s sales/revenues based on its arrangements with its various smelters. The royalty agreement allows for adjustments to assay or price to be netted against future payments to Royal Gold. Royal Gold does not participate in Quadra’s calculation of its revenue.
The Robinson royalty is payable to Royal Gold within 30 days after the month end in which Quadra receives its revenue for the sale of Minerals, including any smelter credits. Per the information rights of the royalty agreement, Royal Gold is not entitled to monthly statements or detail that support the respective monthly royalty payment. On a quarterly basis within 30 days of the end of each calendar quarter, Royal Gold is entitled to copies of relevant data, including smelter invoices, relating to the NSR royalty calculation. The information currently received is limited to the data needed to provide the basis for the calculation under the royalty agreement, but does not include the contracts with smelters or the explicit terms for price, assay or other settlement, such as the date used to determine the commodity spot price. Although Royal Gold is contractually entitled to quarterly payment summaries, Royal Gold has established a relationship with Quadra that

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has resulted in it receiving a monthly payment summary within 15 days of each month end showing basic data supporting the payment calculation. There is no assurance that Quadra will continue this practice.
Based on review of the quarterly payment data received from Quadra with respect to payments made during that quarter, Royal Gold is able to discern that any given payment from Quadra consists of three components of Quadra’s revenue (as calculated pursuant to the royalty agreement): (1) provisional payments from its third-party smelters based upon Quadra’s assay measurements for volume and quoted metal prices as of the date of metal shipment; (2) assay (volume) adjustments from smelters for earlier shipments; and (3) price adjustments from smelters for earlier shipments. Royal Gold receives a fixed 3.0% of the sum of the three components in the calculation of Quadra’s revenue. Once a receivable from Quadra is recorded by Royal Gold, it does make, or perceive, an adjustment to that receivable, or revenue associated therewith, based on any later receivable or data from Quadra. No receivable for any given period from Quadra fluctuates based on changes in commodity prices. Instead, only future payments are affected based on the three components of Quadra’s revenue on which Royal Gold receives a 3.0% royalty.
Royal Gold accounts for the Robinson royalty in accordance with SAB 104 and within a contractually due model. During the month in which Quadra receives revenue in the form of provisional or final payments, Royal Gold records royalty revenue and a corresponding receivable. Again, this recorded royalty revenue and corresponding receivables do not fluctuate based on any changes in commodity prices.
The following illustration provides a summary of the royalty calculation based on the contractual terms of the 3.0% Robinson royalty during the period for July 2008 (all amounts in thousands).
Quadra NSR Calculation

NSR Calculation	July 2008
Revenue:
Provisional Payments	$63,572

Volume Adjustments	(1,007)

Price Adjustments	6,263

Total Revenue	$68,828
Total Allowable Costs	$(6,170)

NSR	$62,658
Royalty Rate	3%

Royal Gold NSR Payment	$1,880

United States Securities and Exchange Commission
June 7, 2010

The journal entry to record the Robinson 3.0% NSR royalty for July 2008 is as follows:

	Debit	Credit

Royalty receivable	$1,880
Royalty revenue		$1,880
Entry to record receipt of July 2008 Robinson NSR royalty (August 2008)

	Debit	Credit

Cash	$1,880
Royalty receivable		$1,880
Inapplicability of Derivative Accounting
During the Telephonic Discussion, the staff noted that there may be an embedded derivative in Royal Gold’s receivable from Quadra due to a perceived adjustment to Royal Gold’s receivable as a result of Quadra’s final pricing with its various smelters. Royal Gold does not believe an embedded derivative exists with respect to its royalty agreement with, or its royalty revenue and corresponding receivables from, Quadra because the contract does not have a specific underlying, or direct indexation, that is based on commodity price. Because the royalty calculation pursuant to the royalty agreement is not indexed to an underlying based on commodity price, no payment by Quadra for any given period that Royal Gold records revenue and a corresponding receivable fluctuates based on a later change in commodity prices. Furthermore, Royal Gold does not believe SFAS 133 (ASC 815) requires Royal Gold to look through its contract with Quadra to the contracts Quadra has with its various smelters that do include underlyings based on commodity price.
In addition, Royal Gold does not believe there is contractual language that supports Royal Gold recording an asset or liability for future net upward or downward movements in commodity price at the time it records a receivable because Royal Gold does not have a contractual obligation to provide a refund to Quadra nor is Royal Gold contractually entitled to receive any amounts above and beyond the monthly royalty calculation provided by Quadra based on changes in commodity prices (though under the royalty agreement, Quadra may subtract from or add to a future royalty payment for changes in prices). Each of these points is discussed further below.

United States Securities and Exchange Commission
June 7, 2010

Absence of Underlying Based on Commodity Prices
Royal Gold’s royalty agreement with Quadra does not have an explicit underlying associated with prices of copper or other metals included in the royalty revenue, and the corresponding receivable. Rather, Royal Gold is simply entitled to a percentage of Quadra’s royalty revenues in a particular month. Such revenues, and corresponding receivables, can be dependent on a number of factors that are not related to movements in commodity prices, such as production levels and costs of production. Consequently, Royal Gold does not believe the royalty receivable contains an underlying under ASC 815-10-15-83a.
The 3.0% royalty in which Royal Gold recognizes its revenue and receivable is formulaic in nature and is not directly pegged to a commodity index. Each monthly royalty payment is based on a consistent/fixed calculation and can be isolated solely to revenues, consisting of the three components described above, associated with the metal sales and smelter adjustments that are received by Quadra in the month to which any payment relates. Although the revenue that Quadra receives is directly impacted by commodity prices through its contractual arrangements with its smelters, Royal Gold’s royalty is not directly tied to a commodity index. Royal Gold acknowledges that its royalty revenue is indirectly impacted positively and negatively by changes in metal prices. However, the royalty agreement with Quadra is based on 3.0% of the revenue Quadra receives each month for the sale of minerals from the Robinson property. Any adjustments that Quadra experiences pursuant to its smelting contracts are reflected in a future payment to Royal Gold. No royalty revenue, or corresponding receivable, that Royal Gold records based on Quadra’s revenue for any given period will fluctuate based on a later change in commodity prices. Because Royal Gold’s royalty agreement with Quadra is not specifically tied to a commodity index, it does not meet the definition of a derivative.
Royal Gold does not believe that SFAS 133 (ASC 815) requires it to look through its royalty agreement to Quadra’s contracts with its smelters to which Royal Gold is not party nor a third party beneficiary. Royal Gold is aware that Quadra has smelter arrangements with different smelters in various locations around the world, including Japan, China, and the United States. However, Royal Gold does not have all the key information regarding the terms of the associated smelter contracts, such as the terms of specific concentrate shipments to a smelter or quantities of metal or expected settlement arrangements at the time of shipment. Expected settlement dates based on MAMA and other settlement or price terms can vary widely within smelter contracts. Given that Royal Gold is neither a party or a third party beneficiary to Quadra’s contracts with its smelters, and Royal Gold is not aware of, and has no information rights to, the principal settlement terms of the smelting contracts, Royal Gold does not believe SFAS 133 (ASC 815) requires it to look through its royalty contract to Quadra’s smelting contract and apply an accounting model to its royalty contract that is typically applied to smelting contracts.

United States Securities and Exchange Commission
June 7, 2010

Absence of an Asset or Liability Under SFAS 133 (ASC 815)
Royal Gold does not believe there is contractual language to support it recording an asset or liability that would result from upward or downward movements in commodity price if mark-to-market accounting were applied. A fundamental principle of SFAS 133 (ASC 815) is that derivative instruments represent the rights or obligations that meet the definitions of assets or liabilities. This principle supports Royal Gold’s conclusion that an embedded derivative does not exist within its royalty agreement with Quadra because, for any given monthly payment, Royal Gold is not contractually obligated to provide a refund to Quadra for negative adjustments nor is Royal Gold contractually entitled to receive any amounts above and beyond the monthly royalty calculation provided by Quadra for positive adjustments. Once a receivable from Quadra is recorded, it is fixed, and there is no later adjustment to that payment based on a later commodity price change, and there is no corresponding contractual asset or liability to record based on any mark-to-market adjustments to reflect provisional or final revenue included in Quadra’s payment. Quadra may, however, only offset a negative royalty against future royalty payments and Royal Gold would not get the benefit of higher prices absent future royalty payments. However, Royal Gold is not required to net settle any negative royalty balance. In contrast, Royal Gold understands that the typical smelting contract, with provisional and final pricing settlement terms, would require a mining company, such as Quadra, to cash settle any fluctuations in commodity prices. Royal Gold believes that this distinction demonstrates a fundamental difference between smelting arrangements, with net settlement provisions, that mining companies such as Quadra enter into, and the royalty agreement that Royal Gold has with Quadra that provides for a fixed 3.0% of a calculated revenue figure. In sum, Royal Gold does not have a contractual right or obligation to the asset or liability that would be created as a result of the embedded derivative in Royal Gold’s receivable or mark-to-market adjustments each reporting period.
Conclusion
Royal Gold is a royalty company that holds passive royalty interests on mining projects. Royal Gold’s royalty on the Robinson project pursuant to a royalty agreement with Quadra entitles Royal Gold to fixed 3.0% of Quadra’s revenue based on the formula provided in the contract. This contract does not provide for an underlying, is not indexed to commodity prices and does not have a contractual basis for Royal Gold to record an asset or liability. Royal Gold does not believe the contract qualifies as a derivative or includes an embedded derivative. Royal Gold carefully reviewed the accounting for the Robinson royalty internally and with its external auditors in connection with its financial reporting for fiscal year 2007 and continues to believe that its contractually due revenue recognition model under SAB 104 is the best accounting method for the Robinson royalty. Royal Gold believes the above is fully responsive to the staff’s comments, and is eager to work through any remaining questions the staff may have.

United States Securities and Exchange Commission
June 7, 2010

Closing Remarks
The Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * * * *

United States Securities and Exchange Commission
June 7, 2010

     Please direct any questions or comments regarding the foregoing to the undersigned at (303) 575-6502.

Sincerely,
/s/ Stefan Wenger
Stefan Wenger
Chief Financial Officer and Treasurer

cc:	Tony Jensen, Chief Executive Officer
Paul Hilton, Esq., Hogan Lovells US LLP
Eric Jacobsen, Partner, PricewaterhouseCoopers LLP